Exhibit 16

July 27, 2010

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Global Risk Management & Investigative Solutions (the Company) and, under the date of April 14, 2009, we reported on the financial statements of the Company as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and for the periods from May 2, 2007 (inception) through December 31, 2007 and 2008. On July 27, 2010, we were notified the auditor-client relationship ceased. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated July 27, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements regarding Weaver & Martin, LLC in the first paragraph.

Very truly yours,

/s/ L.L. Bradford & Company, LLC
L.L. Bradford & Company, LLC